OPTEX SYSTEMS HOLDINGS, INC.
1420 Presidential Drive
Richardson, TX 75081

August 1, 2011

VIA EDGAR

Amanda Ravitz
Tom Jones
Tim Buchmiller
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:           Optex Systems Holdings, Inc.

Gentlepersons:

We are in receipt of your letter to us, dated  July 1, 2011, regarding the Optex Systems Holdings, Inc.  Registration Statement on Form S-1, filed June 17, 2011, File No. 333-173502 (the “Current Registration Statement”).  We thank you for taking the time to review the filings and provide your comments, in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

In order to fully respond to your letter and for ease of reference, we have included your comments (bolded) and each of our responses to your comments.

The Offering, page 6

1.  Please tell us where you filed as an exhibit the agreement that you referred to in your response to prior comment 6.

The following disclosure supplements and modifies our disclosure in response to prior comment 6.  In order to provide consideration for the waiver of past dividends by the holders of the Series A preferred stock, the Company has agreed to an increase in the stated value of the Series A preferred stock as set forth below.

Our  preferred shareholders have agreed to waive our obligation to pay future dividends on their shares of preferred stock after the date of effectiveness of this registration statement and in conjunction with the reduction in their per share conversion price to $0.01 as of the date of effectiveness, in accordance with the terms of the preferred conversion feature of the Series A preferred stock and in exchange for waiver of payment of accrued dividends through July 15, 2011 through an offsetting increase in the stated value of the Series A preferred stock.  To date, the accrued dividends on Series A preferred stock total $883,569, which when divided by the 1027 shares of Series A preferred stock outstanding equals an increase in the stated value of the shares to $6,830.64 per share.  Our calculations are set forth below:

100% Total for Shares Owned by Both Sileas Corp. and Alpha Capital Anstalt	Regarding Shares Owned by Sileas Corp.	Regarding Shares Owned by Alpha Capital Anstalt
1,027 shares	926	101
100%	90.2%	9.8%
$883,569 in dividends accrued	$796,979	$86,590
$883,569 total increase in total value, which is $860.34 per share.	New stated value of $6,860.34 per share	New stated value of $6,860.34 per share.

U.S Securities & Exchange Commission
August 1, 2011

The waiver is attached as Exhibit 10.31 to Amendment No. 2 to the Current Registration Statement which is filed in conjunction herewith.

2.  Please tell us when you intend to file the schedule mentioned in your response to prior comment 7.

As noted in the Current Registration Statement, the temporary reduction in our warrant exercise price is triggered by the effectiveness of that registration statement.  Thus, to file the Schedule TO in advance of the effectiveness of that registration statement would be premature.  However, we also understand that the Commission may desire to see the Schedule TO filed in order to clear all comments on the Current Registration Statement.  Therefore, given this round of comments, management feels that the process is reasonably close to completion and intends to file the Schedule TO no later than the close of business on August 15, 2011.

3.  Please expand the appropriate section to provide the disclosure required by Item 506 of Regulation S-K.

Item 506 requires that “... where common equity securities are being registered by a registrant that has had losses in each of its last three fiscal years and there is a material dilution of the purchasers' equity interest, the following shall be disclosed:

a.	The net tangible book value per share before and after the distribution;

b.	The amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered; and

c.	The amount of the immediate dilution from the public offering price which will be absorbed by such purchasers.”

In the instant case, Sileas, the majority owner of the issued and outstanding equity interests of Optex Systems Holdings, purchased 45,081,350 common shares for a purchase price of $8,114,643, which is approximately $0.018 per common share, and with the triggering of the ratchet in its Series A Preferred stock, the conversion price will be reduced to $0.01 per share.  The combination of the cost of both the common shares and the Preferred shares on an “as converted” basis yields an average cost per share of $0.0103, thus there is no dilution in purchase price to the purchasers in the public offering at $.01 per share, so no disclosure is required.

We have added the appropriate disclosure information in the section entitled “The Offering” at the end thereof.

Plan of Distribution, page 66

4.  Please reconcile the statement on page 66 that your officers and directors are not associated with a broker-dealer with your disclosure on page 55 of the business experience of Messrs. Okamoto and Richards.

Neither Mr. Okamoto nor Mr. Richards is currently associated with a broker-dealer.  In order to clarify, we have added clarifying language to their biographies on page 55.

U.S Securities & Exchange Commission
August 1, 2011

Merrick D. Okamoto . Mr. Okamoto served as a Director of Optex Systems, Inc. (Delaware) since October 2008 and has served as a Director of Optex Systems Holdings since March 30, 2009. In 2001, Mr. Okamoto co-founded Viking Asset Management, LLC and is the President and a Managing Member. Viking Asset Management is the investment advisor to Longview Fund, LP and Longview Fund International, Ltd. Limited partners in Viking’s family of funds are comprised of institutions, private banks, family offices and high net worth individuals from around the world. Mr. Okamoto has completed financings for hundreds of public and private companies across a broad array of industries and sectors. In 1998, Mr. Okamoto co-founded and was the President of TradePortal.com, Inc. TradePortal.com, Inc. is a software development company and its wholly owned subsidiary, TradePortal Securities, Inc., a direct access execution brokerage firm. Mr. Okamoto was instrumental in developing the proprietary Trade Matrix™ software platform. In 2000, TradePortal.com, Inc. sold a minority stake to Thomson Reuters (TRI:NYSE), a US $12 billion revenue company. In 1995, he founded First Stage Capital, Inc. which is a private concern (and not a registered broker dealer) which specializes in investment banking and consulting to public and private companies. From 1983 to 1994, he was employed in the securities industry with Shearson Lehman Brothers, Prudential Securities and Paine Webber. Mr. Okamoto is widely recognized as an advanced trader specializing in short-term trading and has more than 25 years of extensive experience in technical market analysis techniques and has been a frequent speaker at national trading venues. From 1987 to 1990, he created and hosted the television program, The Income Report in Los Angeles . He has also appeared on CNN and The MacNeil-Lehrer Report.  Mr. Okamoto is not currently affiliated with a registered broker dealer and does not intend to be so affiliated during the term of the offering contemplated by this registration statement.

Ronald F. Richards . Mr. Richards has served as a Director of Optex Systems, Inc. (Delaware) since October 2008 and has served as a Director of Optex Systems Holdings since March 30, 2009, as well as the Chairman of the Board of Optex Systems Holdings. Mr. Richards is the founder and Managing Director of Gray Wolf Partners, LLC, a strategic and financial advisory firm. From February 2007 to October 2008, he served as a Managing Director of Viking Asset Management, LLC where his responsibilities included: (i) sourcing, conducting due diligence, and structuring potential investment opportunities and (ii) working with portfolio companies to enhance shareholder value. He previously served as Chief Financial Officer and Senior Vice President, Business Development of Biopure Corporation, a publicly traded biotechnology company developing oxygen therapeutics and as a Managing Director, Corporate Finance of Wells Fargo Van Kasper from 1994 to 2001. Mr. Richards has over 23 years of experience working with public and private companies in the areas of investment banking, corporate finance, law and accounting. He has structured and executed numerous public offerings and private placements raising a total of more than $660 million. He also co-authored PIPES: A CEO's Guide to Successful Private Placements in Public Equities. Mr. Richards holds JD, MBA and BA degrees from UCLA. He is a member of the State Bar of California and a retired Certified Public Accountant. Mr. Richards is not currently affiliated with a registered broker dealer and does not intend to be so affiliated during the term of the offering contemplated by this registration statement.

5.  Please disclose that the offering price has been arbitrarily determined by you and bears no relationship to assets, earnings or other valuation criteria.

The following language has been added in the Plan of Distribution Section:

The offering price for the shares in this offering was arbitrarily determined. In determining the initial public offering price of the shares we considered several factors including the following:

•	our limited operating experience;

U.S Securities & Exchange Commission
August 1, 2011

•	our new business structure and operations as well as limited client base;

•	prevailing market conditions, including the history and prospects for our industry;

•	market conditions tend to be harder on new businesses;

•	our future prospects and the experience of our management;

•	our capital structure;

Therefore, the public offering price of the shares does not necessarily bear any relationship to established valuation criteria and may not be indicative of prices that may prevail at any time or from time to time in the public market for the common stock. You cannot be sure that a public market for any of our securities will develop and continue or that the securities will ever trade at a price at or higher than the offering price in this offering.

6.  Please discuss the circumstances in which the offering period may be extended.

The offering period may be extended for a period of no more than an additional 90 days (for a maximum offering period of 6 months) in our discretion.  While our ability to extend is discretionary, the only circumstance in which we would likely foresee extension is if we have not sold at least 75% of the shares being offered by the end of the original 90 day offering period.

This disclosure has been added to the Plan of Distribution.

7.  Please tell us, with a view to disclosure, whether you have the right to accept or reject any subscription in whole or in part.

Each subscriber to this offering must execute and deliver to Optex Systems Holdings a copy of the Subscription Agreement attached to this registration statement as Exhibit 10.32. Optex Systems Holdings will review the materials and, if the subscription is accepted, Optex Systems Holdings will execute the Subscription Agreement and return a copy of the materials to the subscriber. Optex Systems Holdings shall have the right to accept or reject any subscription, in whole or in part. An acknowledgment of the acceptance of a subscription will be returned to the subscriber promptly after acceptance.  If not accepted, then the subscription proceeds shall be returned to the subscriber within 10 business days of rejection.

This disclosure has been added to the Registration Statement in the Plan of Distribution and clarified in the Subscription Agreement.

Exhibit 10.32

8.  You should not require investors to make representations that are inconsistent with the facts of your transaction; for example, section 1(d) of this exhibit appears to require investors to represent that this transaction is exempt from registration.

We have removed this representation and reviewed the balance of the agreement to ensure there are no other inconsistent representations.

9.  Please tell us why there is a reference in section 5 of the stock purchase agreement to an “Investment Representation Letter.”  We note that you have not filed the Investment Representation Letter as an exhibit.

U.S Securities & Exchange Commission
August 1, 2011

We have removed this reference from this agreement.

I, on behalf of the Company, acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank you very much for providing your comments, and I apologize for the delay in response.  And, please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (212) 422-4910) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Stanley A. Hirschman

Stanley A. Hirschman

cc:  Jolie Kahn, Esq.